Exhibit 99.2

VOTING PROXY

THE UNDERSIGNED:

Name	:

Address	:

acting on behalf of (only to be completed if relevant)

Name	:

Address	:

(the "Principal").

DECLARES AS FOLLOWS:

1.	The Principal hereby registers for the annual general meeting of shareholders of Sono Group N.V. (the "Company") to be held on December 29, 2023 at 3.00pm Amsterdam time at the offices of Dentons Europe LLP, Amsterdam, the Netherlands, at Gustav Mahlerplein 2, fifth floor, 1082 MA Amsterdam, the Netherlands (the "AGM") and, for purposes of being represented at the AGM, grants a power of attorney to Mr. J.-M.P. Hermans, civil law notary and partner of Dentons Europe LLP, in Amsterdam, the Netherlands, or any substitute to be appointed by him (the "Proxyholder").

2.	The scope of this power of attorney extends to the performance of the following acts on behalf of the Principal at the AGM:

a.	to exercise the voting rights of the Principal in accordance with paragraph 3 below; and

b.	to exercise any other right of the Principal which the Principal would be allowed to exercise at the AGM.

3.	This power of attorney shall be used by the Proxyholder to exercise the Principal's voting rights in the manner directed as set forth below. If no choice is specified in respect of the sole voting item on the agenda, the Proxyholder shall vote "FOR" such agenda item.

Agenda item (voting item)	FOR	AGAINST	ABSTAIN
Appointment of PricewaterhouseCoopers Accountants N.V. as the external auditor of the Company's annual accounts 2023 (voting item)
Appointment of Sandra Vogt-Sasse as a member of the Supervisory Board (voting item)
Appointment of Thomas Wiedermann as a member of the Supervisory Board (voting item)
Appointment of Martin Sabbione as a member of the Supervisory Board (voting item)

Authorization of the Management Board, for a period of 18 months after the date of AGM or until the next annual general meeting (whichever comes first), as the body authorised to issue ordinary shares and grant rights to subscribe for ordinary shares, up to a maximum of 10% of the nominal issued capital as per the AGM (voting item)

Authorization of the Management Board, for a period of 18 months after the date of AGM or until the next annual general meeting (whichever comes first), as the body authorised to limit or exclude pre-emption rights in relation to any share issue or granting of rights to subscribe for shares under the authorization mentioned in proposal 8 (voting item)

4.	This power of attorney is granted with full power of substitution.

5.	The relationship between the Principal and the Proxyholder under this power of attorney is governed exclusively by the laws of the Netherlands.

SIGN HERE

Please return this signed proxy via regular mail or e-mail, no later than 6.00 am on December 24, 2023, to:

Sono Group N.V.

c/o D. Lisitsyn

Waldmeisterstrasse 76

80935 Munich

Germany

(corporateoffice@sonomotors.com)

If the Principal is a (beneficial) owner of shares in the Company's capital, please enclose:

(i)	proof of (beneficial) ownership of the underlying shares on the record date, such as a recent account statement;

(ii)	proof of identity; and

(ii)	if relevant, a signed proxy from the relevant holder of those underlying shares on the record date for the AGM (record date being December 1, 2023).